September 28, 2007


Mail-Stop 4561


Mr. Richard B. Collins
Chairman of the Board, President
and Chief Executive Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089


Re:	United Financial Bancorp, Inc.
	Amendment No. 1 to Form S-1
	Filed September 14, 2007
	File No. 333-144245


Dear Mr. Collins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page
1. Revise the first paragraph to make clear this is a second step conversion and that the company is selling the 53.8% ownership interest it currently holds.




Benefits to Management..., page 7
2. Noting your response and added disclosure that no decision has been made whether to implement the benefit plans after 12 months, revise to add another risk factor captioned, "If we delay implementing our benefit plans, our annual expenses, dilution to existing stockholders, and control by officers and directors may be greatly increased" or another similar title. In the narrative, disclose the maximum number of shares that may be in the plans, the maximum annual cost with a discussion that open market purchases may significantly increase the annual expenses, the minimum vesting required and all other material terms that change if the Company waits more than 12 months, including any affect on shareholder approval.

Directors` Retirement Plan, page 110
3. Revise to disclose the expected increase in annual expense or indicate that the increase will be immaterial.

Supplemental Retirement Plan for Senior Executives, page 121
4. Revise to disclose the expected increase in annual expense or indicate that the increase will be immaterial. In addition,

Stock pricing and Number of Shares to be Issued, page 134
5. Revise to disclose the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 142.

Alternate Prospectus
Risk Factors
6. Noting your response and added disclosure that no decision has been made whether to implement the benefit plans after 12 months, revise to add another risk factor captioned, "If we delay implementing our benefit plans, our annual expenses, dilution to existing stockholders, and control by officers and directors may be greatly increased" or another similar title. In the narrative, disclose the maximum number of shares that may be in the plans, the maximum annual cost with a discussion that open market purchases may significantly increase the annual expenses, the minimum vesting required and all other material terms that change if the Company waits more than 12 months, including any affect on shareholder approval.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Matthew Komar at
(202) 551-3781 or Kevin Vaughn at (202) 551-3494.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3448.



							Sincerely,


							Jessica Livingston
							Attorney-Advisor
							Financial Services Group



CC:	Robert B. Pomerenk, Esq.
	Luse Gorman Pomerenk & Schick P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2011
	Facsimile (202) 362-2902





Mr. Richard B. Collins
United Financial Bancorp, Inc.
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